Exhibit 17

To:                      Board of Directors of Synalloy

From:                Craig Bram

RE:                     Resignation

Date:                  September 24, 2010

After many discussions with the Board of Directors concerning the strategic direction of the company, it is clear that we continue to disagree on the best approach going forward.  I have recommended two possible strategies:  1.) Build a diversified industrial company through the sale of Brismet Pipe and the reinvestment of those proceeds in new acquisitions; or 2.) the sale of the entire company.  While I believe that either of these strategies allows shareholders to maximize their investment in Synalloy, I have not been able to convince my fellow Board members.

At this point, I think it is counterproductive for me to remain on the Board of Directors.  Please accept my resignation from the Board, effective immediately.

 Sincerely,

                     Craig